UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )
                                  Schawk, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                Class A Common Stock, par value $0.008 per share
--------------------------------------------------------------------------------


                         (Title of class of securities)

                                   806373 10 6
--------------------------------------------------------------------------------
                                 (CUSIP number)

                            Mr. Christopher Lacovara
                         c/o Kohlberg & Company, L.L.C.
                                111 Radio Circle
                               Mt. Kisco, NY 10549
                            Telephone: (914) 241-7430

                                 With a copy to:

                              Julie H. Jones, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110
                            Telephone: (617) 951-7000

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                January 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 806373 10 6                                         13D

     1. NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Kohlberg Management IV, L.L.C.
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
        (See Instructions)                                       (b) [ ]
--------------------------------------------------------------------------------
     3. SEC USE ONLY
--------------------------------------------------------------------------------
     4. SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
     6. CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER
            NUMBER OF           0
                                ------------------------------------------------
              SHARES
           BENEFICIALLY      8. SHARED VOTING POWER
             OWNED BY           3,044,020*
                                ------------------------------------------------
              EACH
            REPORTING        9. SOLE DISPOSITIVE POWER
           PERSON WITH          0
                                ------------------------------------------------

                             10.SHARED DISPOSITIVE POWER
                                3,044,020*
--------------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,044,020*
--------------------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [ ]
         CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.8%
--------------------------------------------------------------------------------
     14. TYPE OF REPORTING PERSON (See Instructions)
         OO
--------------------------------------------------------------------------------

*Represents the aggregate number of shares of Class A Common Stock beneficially owned by Kohlberg Investors IV, L.P., Kohlberg TE Investors IV, L.P., Kohlberg Offshore Investors IV, L.P., Kohlberg Partners IV, L.P. and KOCO Investors IV, L.P. Kohlberg Management IV, L.L.C. is the general partner of each of Kohlberg Investors IV, L.P., Kohlberg TE Investors IV, L.P., Kohlberg Offshore Investors IV, L.P., Kohlberg Partners IV, L.P. and KOCO Investors IV, L.P.

CUSIP NO. 806373 10 6                                         13D

     1. NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Kohlberg Investors IV, L.P.
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
        (See Instructions)                                       (b) [ ]
--------------------------------------------------------------------------------
     3. SEC USE ONLY
--------------------------------------------------------------------------------
     4. SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
     6. CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER
            NUMBER OF           0
                                ------------------------------------------------
              SHARES
           BENEFICIALLY      8. SHARED VOTING POWER
             OWNED BY           992,022
                                ------------------------------------------------
              EACH
            REPORTING        9. SOLE DISPOSITIVE POWER
           PERSON WITH          0
                                ------------------------------------------------

                             10.SHARED DISPOSITIVE POWER
                                992,022
--------------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         992,022
--------------------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [ ]
         CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.8%
--------------------------------------------------------------------------------
     14. TYPE OF REPORTING PERSON (See Instructions)
         PN
--------------------------------------------------------------------------------

CUSIP NO. 806373 10 6                                         13D

     1. NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Kohlberg TE Investors IV, L.P.
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
        (See Instructions)                                       (b) [ ]
--------------------------------------------------------------------------------
     3. SEC USE ONLY
--------------------------------------------------------------------------------
     4. SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
     6. CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER
            NUMBER OF           0
                                ------------------------------------------------
              SHARES
           BENEFICIALLY      8. SHARED VOTING POWER
             OWNED BY           1,191,341
                                ------------------------------------------------
              EACH
            REPORTING        9. SOLE DISPOSITIVE POWER
           PERSON WITH          0
                                ------------------------------------------------

                             10.SHARED DISPOSITIVE POWER
                                1,191,341
--------------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,191,341
--------------------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [ ]
         CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6%
--------------------------------------------------------------------------------
     14. TYPE OF REPORTING PERSON (See Instructions)
         PN
--------------------------------------------------------------------------------

CUSIP NO. 806373 10 6                                         13D

     1. NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Kohlberg Offshore Investors IV, L.P.
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
        (See Instructions)                                       (b) [ ]
--------------------------------------------------------------------------------
     3. SEC USE ONLY
--------------------------------------------------------------------------------
     4. SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
     6. CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER
            NUMBER OF           0
                                ------------------------------------------------
              SHARES
           BENEFICIALLY      8. SHARED VOTING POWER
             OWNED BY           90,743
                                ------------------------------------------------
              EACH
            REPORTING        9. SOLE DISPOSITIVE POWER
           PERSON WITH          0
                                ------------------------------------------------

                             10.SHARED DISPOSITIVE POWER
                                90,743
--------------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         90,743
--------------------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [ ]
         CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.4%
--------------------------------------------------------------------------------
     14. TYPE OF REPORTING PERSON (See Instructions)
         PN
--------------------------------------------------------------------------------

CUSIP NO. 806373 10 6                                         13D

     1. NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Kohlberg Partners IV, L.P.
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
        (See Instructions)                                       (b) [ ]
--------------------------------------------------------------------------------
     3. SEC USE ONLY
--------------------------------------------------------------------------------
     4. SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
     6. CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER
            NUMBER OF           0
                                ------------------------------------------------
              SHARES
           BENEFICIALLY      8. SHARED VOTING POWER
             OWNED BY           750,037
                                ------------------------------------------------
              EACH
            REPORTING        9. SOLE DISPOSITIVE POWER
           PERSON WITH          0
                                ------------------------------------------------

                             10.SHARED DISPOSITIVE POWER
                                750,037
--------------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         750,037
--------------------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [ ]
         CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.9%
--------------------------------------------------------------------------------
     14. TYPE OF REPORTING PERSON (See Instructions)
         PN
--------------------------------------------------------------------------------

CUSIP NO. 806373 10 6                                         13D

     1. NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Kohlberg Investors IV, L.P.
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
        (See Instructions)                                       (b) [ ]
--------------------------------------------------------------------------------
     3. SEC USE ONLY
--------------------------------------------------------------------------------
     4. SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
     6. CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER
            NUMBER OF           0
                                ------------------------------------------------
              SHARES
           BENEFICIALLY      8. SHARED VOTING POWER
             OWNED BY           19,877
                                ------------------------------------------------
              EACH
            REPORTING        9. SOLE DISPOSITIVE POWER
           PERSON WITH          0
                                ------------------------------------------------

                             10.SHARED DISPOSITIVE POWER
                                19,877
--------------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,877
--------------------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [ ]
         CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1%
--------------------------------------------------------------------------------
     14. TYPE OF REPORTING PERSON (See Instructions)
         PN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this Statement on Schedule 13D (the "Statement"), relates is the Class A Common Stock, par value $0.008 per share (the "Common Stock"), of Schawk, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1695 River Road, Des Plaines, Illinois 60018.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (c), and (f). This statement is filed by Kohlberg Management IV, L.L.C., a Delaware limited liability company ("Kohlberg Management IV"), Kohlberg Investors IV, L.P., a Delaware limited partnership ("Kohlberg IV"), Kohlberg TE Investors IV, L.P., a Delaware limited partnership ("Kohlberg TE IV"), Kohlberg Offshore Investors IV, L.P., a Delaware limited partnership ("Kohlberg Offshore IV"), Kohlberg Partners IV, L.P., a Delaware limited partnership ("Kohlberg Partners IV") and KOCO Investors IV, L.P, a Delaware limited partnership ("KOCO", and, together with Kohlberg IV, Kohlberg TE IV, Kohlberg Offshore IV and Kohlberg Partners IV, "Kohlberg Fund IV"). Kohlberg Management IV is the general partner of each of the Delaware limited partnerships that comprise Kohlberg Fund IV (Kohlberg Management IV, together with Kohlberg Fund IV, are sometimes hereinafter referred to as the "Reporting Persons"). The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Agreement amongst the Reporting Persons to file as a group is attached hereto as Exhibit A. The principal business of Kohlberg Management IV is serving as the general partner of Kohlberg Fund IV. The principal business of Kohlberg Fund IV is to operate as a private investment fund. The address of the principal office of each of the Reporting Persons is c/o Kohlberg & Company, L.L.C., 111 Radio Circle, Mt. Kisco, New York 10549.

     In addition, by virtue of the Stock Purchase Agreement dated as of December 17, 2004, (the "Stock Purchase Agreement", which is Exhibit B hereto) among the Company, Seven Worldwide, Inc., a Delaware corporation, KAGT Holdings, Inc., a Delaware corporation ("Holdings"), Kohlberg Fund IV and Hudson River Co-Investment Fund, L.P. ("Hudson River"), Silver Point Capital Fund, L.P. ("Silver Point"), Silver Point Capital Offshore Fund, Limited ("Silver Point Offshore") and VO III, LLC ("VO III", and, together with Hudson River, Silver Point, Silver Point Offshore and Kohlberg Fund IV, the "Stockholders"), and by virtue of the Governance Rights Agreement dated January 31, 2005 (the "Governance Rights Agreement", which is Exhibit C hereto and more fully described in Items 4 and 6 below), the Reporting Persons may be deemed to be a group with the other Stockholders. While the Reporting Persons do not affirm that such a "group" has been formed, this disclosure is being made to ensure compliance with the Exchange Act. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned by any other person or entity, and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person or entity.

     (d) - (e). During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person or entity referred to in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the Stock Purchase Agreement, on January 31, 2005, the Company purchased from the Stockholders (including Kohlberg Fund IV) 100% of the issued and outstanding capital stock of Holdings for an aggregate purchase price of approximately $191 million. The Company paid approximately $122.4 million of the aggregate purchase price in cash and issued and delivered to the Stockholders (including Kohlberg Fund IV) a total of 4,000,000 shares of Common Stock, which, on the date of the Stock Purchase Agreement, had an aggregate value of approximately $68.6 million. Of the Common Stock portion of the consideration received by the Stockholders, Kohlberg Fund IV received a total of 3,044,020 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

     (a) - (j) As described in Item 3 above, Kohlberg Fund IV acquired a total 3,044,020 newly issued shares of Common Stock as partial consideration for the sale of its issued and outstanding capital stock of Holdings pursuant to the terms of the Stock Purchase Agreement. In addition, pursuant to the Governance Rights Agreement, the Stockholders (including Kohlberg Fund IV) have the right to designate one director to the board of directors of the Company for as long as they own more than 10% of the Company's outstanding Common Stock. In connection therewith, the

Stockholders have nominated and appointed Christopher Lacovara as a director on the board of directors of the Company effective as of January 31, 2005.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    (a) - (b) The aggregate number and percentage of outstanding Common Stock beneficially owned by the Reporting Persons is set forth below, and such information is based on a total of 25,822,879 shares of Common Stock outstanding.


Reporting Person      Aggregate Number    Number of Shares:   Number of          Number of          Number of Shares:   Approximate
                      of Shares           Sole Power to Vote  Shares: Shared     Shares: Sole       Shared Power to     Percentage
                                                              Power to Vote      Power to Dispose   Dispose
--------------------- ------------------- ------------------- ------------------ ------------------ ------------------- ------------
--------------------- ------------------- ------------------- ------------------ ------------------ ------------------- ------------
Kohlberg Management       3,044,020*              0              3,044,020*              0              3,044,020*           11.8%
IV, L.L.C.

Kohlberg Investors         992,022                0                992,022               0               992,022             3.8%
IV, L.P.

Kohlberg TE               1,191,341               0               1,191,341              0              1,191,341            4.6%
Investors IV, L.P.

Kohlberg Offshore           90,743                0                90,743                0                90,743             0.4%
Investors IV, L.P.

Kohlberg Partners          750,037                0                750,037               0               750,037             2.9%
IV, L.P.

KOCO Investors IV,          19,877                0                19,877                0                19,877             0.1%
L.P.


--------------------------------------------------------------------------------
* Represents the aggregate number of shares of Common Stock beneficially owned by Kohlberg Fund IV. Kohlberg Management IV is the general partner of each the limited partnerships that comprise Kohlberg Fund IV.

     To the knowledge of the Reporting Persons, no director or executive officer of Kohlberg Management IV beneficially owns any other shares of Common Stock of the Company, except for options to purchase 5,000 shares of Common Stock of the Company at a per share exercise price of $18.18 held by Christopher Lacovara. Thirty three percent of such options vested on January 31, 2005, thirty three percent vest on January 31, 2006 and thirty four percent vest on January 31, 2007. All options expire on January 31, 2015.

     (c) Except as set forth in Items 4 and 5, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

     (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Stock Purchase Agreement provides for the issuance of shares of Common Stock to the Stockholders (including Kohlberg Fund IV) and that each stock certificate evidencing such shares of Common Stock will bear a restrictive legend.

     The Governance Rights Agreement provides that the Stockholders (including Kohlberg Fund IV) have the right to designate one director to the board of directors of the Company for as long as they own more than 10% of the Company's outstanding Common Stock. In addition, the agreement provides that the Stockholders have the right to receive interim financial and other information for so long as they own more than 5% of the Company's outstanding Common Stock.

     Pursuant to the Registration Rights Agreement dated January 31, 2005 (the "Registration Rights Agreement", which is Exhibit D hereto), the Stockholders (including Kohlberg Fund IV) have been granted three demand registrations and piggyback rights. For six months following the closing date, both the Stockholders and the Principal Stockholders of the Company (as defined in the Registration Rights Agreement) are restricted in the disposal of their shares of the Company's Common Stock. The Company has the right to limit the registration of shares by both the Stockholders and the Principal Stockholders of the Company in certain circumstances including prior to or during any underwritten offering made pursuant to a registration statement of the Company.

     Any descriptions of the Stock Purchase Agreement, the Governance Rights Agreement and the Registration Rights Agreement are qualified in their entirety by reference thereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit B - Stock Purchase Agreement dated December 17, 2004. (Incorporated by reference to the Company's Report on Form 8K filed on December 20, 2004)

Exhibit C - Governance Rights Agreement, dated January 31, 2005. (Incorporated by reference to the Company's Report on Form 8K filed on February 2, 2005)

Exhibit D - Registration Rights Agreement, dated January 31, 2005. (Incorporated by reference to the Company's Report on Form 8K filed on February 2, 2005)

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2005

                             KOHLBERG MANAGEMENT IV, L.L.C

                                 By:  /s/ Christopher Lacovara
                                      Name: Christopher Lacovara
                                      Title: Vice President


                             KOHLBERG INVESTORS IV, L.P.
                             By: Kohlberg Management IV, L.L.C., General Partner

                                 By:  /s/ Christopher Lacovara
                                      Name:  Christopher Lacovara
                                      Title:  Vice President


                             KOHLBERG TE INVESTORS IV, L.P.
                             By: Kohlberg Management IV, L.L.C., General Partner

                                 By:  /s/ Christopher Lacovara
                                      Name:  Christopher Lacovara
                                      Title:  Vice President


                             KOHLBERG OFFSHORE INVESTORS IV, L.P.
                             By: Kohlberg Management IV, L.L.C., General Partner

                                 By:  /s/ Christopher Lacovara
                                      Name:  Christopher Lacovara
                                      Title:  Vice President


                             KOHLBERG PARTNERS IV, L.P.
                             By: Kohlberg Management IV, L.L.C., General Partner

                                 By:  /s/ Christopher Lacovara
                                      Name:  Christopher Lacovara
                                      Title:  Vice President


                             KOCO INVESTORS IV, L.P.
                             By: Kohlberg Management IV, L.L.C., General Partner

                                 By:  /s/ Christopher Lacovara
                                      Name:  Christopher Lacovara
                                      Title:  Vice President

                                                                       Exhibit A
                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13D

The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 10, 2005
                             KOHLBERG MANAGEMENT IV, L.L.C.

                                 By:  /s/ Christopher Lacovara
                                      Name: Christopher Lacovara
                                      Title: Vice President

                             KOHLBERG INVESTORS IV, L.P.
                             By: Kohlberg Management IV, L.L.C., General Partner

                                 By:  /s/ Christopher Lacovara
                                      Name:  Christopher Lacovara
                                      Title:  Vice President

                             KOHLBERG TE INVESTORS IV, L.P.
                             By: Kohlberg Management IV, L.L.C., General Partner

                                 By:  /s/ Christopher Lacovara
                                      Name:  Christopher Lacovara
                                      Title:  Vice President

                             KOHLBERG OFFSHORE INVESTORS IV, L.P.
                             By: Kohlberg Management IV, L.L.C., General Partner

                                 By:  /s/ Christopher Lacovara
                                      Name:  Christopher Lacovara
                                      Title:  Vice President

                             KOHLBERG PARTNERS IV, L.P.
                             By: Kohlberg Management IV, L.L.C., General Partner

                                 By:  /s/ Christopher Lacovara
                                      Name:  Christopher Lacovara
                                      Title:  Vice President

                             KOCO INVESTORS IV, L.P.
                             By: Kohlberg Management IV, L.L.C., General Partner

                                 By:  /s/ Christopher Lacovara
                                      Name:  Christopher Lacovara
                                      Title:  Vice President